Exhibit 99.3

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended December 31, 2014

(Expressed in thousands of US dollars, unless otherwise stated)

Table of Contents
1.	Core Business and Strategy	2
2.	Third Quarter of Fiscal Year 2015 Highlights	2
3.	Operating Performance	2
4.	Third Quarter Fiscal Year 2015 Financial Results	10
5.	Liquidity and Capital Resources	13
6.	Financial Instruments and Related Risks	14
7.	Off-Balance Sheet Arrangements	16
8.	Transactions with Related Parties	16
9.	Alternative Performance (Non-IFRS) Measures	17
10.	Critical Accounting Policies and Estimates	23
11.	Changes in Accounting Standards	24
12.	Other MD&A Requirements	24
13.	Outstanding Share Data	25
14.	Risks and Uncertainties	25
15.	Disclosure Controls and Procedures	26
16.	Changes in Internal Control over Financial Reporting	26
17.	Directors and Officers	27
Forward Looking Statements		27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements for the three and nine months ended December 31, 2014 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2014, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements for the three and nine months ended December 31, 2014, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2014. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, cash flow from operations per share and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 9 of this MD&A. This MD&A is prepared as of February 11, 2015.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in Henan Province, China. The Company also commenced commercial production at its GC silver-lead-zinc project in Guangdong Province in the current year. The Company’s shares are traded on the New York Stock Exchange and the Toronto Stock Exchange.

2.	Third Quarter of Fiscal Year 2015 Highlights

  Record silver production of 1.672 million ounces, up 89% from the prior year period;

  Lead production of 16.7 million pounds and zinc production of 7.0 million pounds, up 85% and 318%, respectively, compared to the prior year period;

  Silver, lead and zinc head grades at the Ying Mining District improved 25%, 24% and 43% compared to the prior year period;

  Sales of $40.2 million, up 68% from the prior year period;

  Gross margin of 38% down from 44% in the prior year period, impacted by a 17% decline in average selling price of silver from prior year period;

  Cash flow from operations of $15.4 million, or $0.09 per share, compared to $9.9 million or $0.06 per share in the prior year period;

  Net income of $5.5 million, or $0.03 per share, compared to net income of $2.2 million, or $0.01 per share in the prior year period;

  Cash cost per ounce of silver, net of by-product credits, of $0.53;

  All-in sustaining cost per ounce of silver, net of by-product credits, of $10.80;

  G&A costs decreased by 15% to $5.4 million in Q3 Fiscal 2015; and

  GC mine obtained its safety production permit and ramped up its commercial production, producing 90,287 tonnes of ore with metal sales of 251,000 ounces of silver, 2.5 million pounds of lead, and 4.45 million pounds of zinc compared to 151,000 ounces of silver and 1.4 million pounds of lead and 3.25 million pounds of zinc in the previous quarter.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the three months ended December 31, 2014:

	Three months ended December 31, 2014
	Ying Mining
	District[1]	BYP	GC	Total

Production Data
Mine Data
Ore Mined (tonne)	175,782	-	87,916	263,698
Run of Mine Ore (tonne)	187,154	-	90,287	277,441

+ Mining cost per tonne of ore mined ($)	73.28	-	55.16	67.25
Cash mining cost per tonne of ore mined ($)	57.79	-	33.11	49.57
Non cash mining cost per tonne of ore mined ($)	15.49	-	22.05	17.68

+ Unit shipping costs($)	5.41	-	-	3.60

+ Milling cost per tonne of ore milled ($)	15.77	-	19.88	17.11
Cash milling cost per tonne of ore milled ($)	13.63	-	15.82	14.35
Non cash milling cost per tonne of ore milled ($)	2.14	-	4.06	2.76

+ Average Production Cost
Silver ($ per ounce)	7.63	-	10.03	8.28
Gold ($ per ounce)	433	-	750	504
Lead ($ per pound)	0.40	-	0.66	0.44
Zinc ($ per pound)	0.39	-	0.65	0.44
Sulphur ($ per pound)	-	-	0.01	0.01

+ Total production cost per ounce of Silver ($)	3.48	-	8.26	4.20
+ Total cash cost per ounce of Silver ($)	0.83	-	(1.18)	0.53

+ All-in sustaining cost per ounce of Silver ($)[2]	8.64	-	15.76	10.80
+ All-in cost per ounce of Silver ($)[2]	10.04	-	15.79	11.79

Total Recovery of the Run of Mine Ore
Silver (%) [3]	94.7		75.9	88.6
Gold (%)				89.5
Lead (%)	95.9		85.9	92.7
Zinc (%)	66.8		80.6	71.3
Sulphur (%)			9.6	9.6

Head Grades of Run of Mine Ore
Silver (gram/tonne)	253		104	205
Gold (gram/tonne)
Lead (%)	3.6		1.3	2.9
Zinc (%)	1.0		2.6	1.5
Sulphur (%)			9.6	9.6

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,421	-	251	1,672
Gold (in thousands of ounce)	0.9	-	-	0.9
Lead (in thousands of pound)	14,168	-	2,500	16,668
Zinc (in thousands of pound)	2,531	-	4,452	6,983
Sulphur (in thousands of pound)	-	-	10,070	10,070

Metal Sales
Silver (in thousands of $)	19,671	-	2,754	22,425
Gold (in thousands of $)	725	-	11	736
Lead (in thousands of $)	10,217	-	1,805	12,022
Zinc (in thousands of $)	1,780	-	3,146	4,926
Sulphur (in thousands of $)	-	-	138	138
	32,393	-	7,854	40,247
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.84	-	10.98	13.41
Gold ($ per ounce)	786	-	821	787
Lead ($ per pound)	0.72	-	0.72	0.72
Zinc ($ per pound)	0.70	-	0.71	0.71
Sulphur ($ per pound)	-	-	0.01	0.01

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
3 GC silver recovery rate consist of 53.2% from lead concentrate and 22.7% from zinc concentrate.
+Non-IFRS measures, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended December 31, 2013:

	Three months ended December 31, 2013
	Ying Mining
	District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)	148,850	-		20,690	169,540
Run of Mine Ore (tonne)	149,755	3,496	*	19,574	172,825

+ Mining cost per tonne of ore mined ($)	60.89	-		53.22	59.95
Cash mining cost per tonne of ore mined ($)	50.59	-		22.81	47.20
Non cash mining cost per tonne of ore mined ($)	10.30	-		30.41	12.75

+ Unit shipping costs($)	4.06	-		-	3.57

+ Milling cost per tonne of ore milled ($)	18.60	-		15.31	18.22
Cash milling cost per tonne of ore milled ($)	16.00	-		13.76	15.74
Non cash milling cost per tonne of ore milled ($)	2.60	-		1.55	2.48

+ Average Production Cost
Silver ($ per ounce)	8.83	-		-	9.12
Gold ($ per ounce)	483	-		959	532
Lead ($ per pound)	0.42	-		-	0.44
Zinc ($ per pound)	0.34	-		-	0.35
Sulphur ($ per pound)	-	-		-	-

+ Total production cost per ounce of Silver ($)	4.39	-			4.39
+ Total cash cost per ounce of Silver ($)	2.00	-			2.00

+ Total production cost per ounce of Gold ($)				959	959
+ Total cash cost per ounce of Gold ($)				502	502

+ All-in sustaining cost per ounce of Silver ($)[3]	12.95	-		29.83	17.00
+ All-in cost per ounce of Silver ($)[3]	16.87	-		32.70	22.50

Total Recovery of the Run of Mine Ore
Silver (%)	93.1	-			93.1
Gold (%)				92.7	92.7
Lead (%)	95.7	-			95.7
Zinc ( %)	64.2	-			64.2
Sulphur (%)

Head Grades of Run of Mine Ore
Silver (gram/tonne)	202	-			202
Gold (gram/tonne)				2.7	2.7
Lead (%)	2.9	-			2.9
Zinc (%)	0.7	-			0.7
Sulphur (%)

Sales Data
Metal Sales
Silver (in thousands of ounces)	883	2	*	-	885
Gold (in thousands of ounces)	0.9	-	*	1.1	2.0
Lead (in thousands of pounds)	8,814	186	*	-	9,000
Zinc (in thousands of pounds)	1,572	100	*	-	1,672
Sulphur (in thousands of pound)	-	-		-	-

Metal Sales
Silver (in thousands of $)	14,304	-		-	14,304
Gold (in thousands of $)	808	-		1,045	1,853
Lead (in thousands of $)	6,824	-		-	6,824
Zinc (in thousands of $)	989	-		-	989
Sulphur (in thousands of $)	-	-		-	-
	22,925	-		1,045	23,970
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.20	-		-	16.20
Gold ($ per ounce)	887	-		995	945
Lead ($ per pound)	0.77	-		-	0.77
Zinc ($ per pound)	0.63	-		-	0.63
Sulphur ($ per pound)	-	-		-	-

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
3 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
* Represents development tunnelling ore at the X mines.
+Non-IFRS measures, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the nine months ended December 31, 2014:

	Nine months ended December 31, 2014
	Ying Mining
	District[1]	BYP	GC	Total

Production Data
Mine Data
Ore Mined (tonne)	546,402	46,547	158,814	751,763
Run of Mine Ore (tonne)	547,465	48,844	159,431	755,740

+ Mining cost per tonne of ore mined ($)	62.10	30.55	53.62	58.35
Cash mining cost per tonne of ore mined ($)	49.24	22.92	31.39	43.84
Non cash mining cost per tonne of ore mined ($)	12.86	7.63	22.23	14.51

+ Unit shipping costs($)	4.83	-	-	3.51

+ Milling cost per tonne of ore milled ($)	15.06	13.40	21.15	16.23
Cash milling cost per tonne of ore milled ($)	12.88	12.31	16.59	13.62
Non cash milling cost per tonne of ore milled ($)	2.18	1.09	4.56	2.61

+ Average Production Cost
Silver ($ per ounce)	7.57	-	9.79	8.03
Gold ($ per ounce)	418	565	706	510
Lead ($ per pound)	0.37	-	0.63	0.40
Zinc ($ per pound)	0.34	-	0.61	0.38
Sulphur ($ per pound)	-	-	0.01	0.01

+ Total production cost per ounce of Silver ($)	2.95		6.79	3.31
+ Total cash cost per ounce of Silver ($)	0.40		(2.96)	0.07

+ Total production cost per ounce of Gold ($)		565		566
+ Total cash cost per ounce of Gold ($)		454		455

+ All-in sustaining cost per ounce of Silver ($)[2]	8.27	23.32	9.82	10.59
+ All-in cost per ounce of Silver ($)[2]	14.65	25.15	13.58	16.63

Total Recovery of the Run of Mine Ore
Silver (%) [3]	94.1		77.2	90.3
Gold (%)		89.1		89.1
Lead (%)	95.6		86.8	93.6
Zinc (%)	61.2		80.9	65.7
Sulphur (%)			17.8	17.8

Head Grades of Run of Mine Ore
Silver (gram/tonne)	232		105	203
Gold (gram/tonne)		2.7		2.7
Lead (%)	3.3		1.3	2.9
Zinc (%)	0.8		2.7	1.2
Sulphur (%)			9.5	9.5

Sales Data
Metal Sales
Silver (in thousands of ounce)	3,798	-	402	4,200
Gold (in thousands of ounce)	2.5	2.7	-	5.2
Lead (in thousands of pound)	38,362	-	3,928	42,290
Zinc (in thousands of pound)	5,686	-	7,711	13,397
Sulphur (in thousands of pound)	-	-	21,412	21,412

Metal Sales
Silver (in thousands of $)	57,598	-	4,569	62,167
Gold (in thousands of $)	2,121	2,775	11	4,907
Lead (in thousands of $)	28,629	-	2,866	31,495
Zinc (in thousands of $)	3,906	-	5,453	9,359
Sulphur (in thousands of $)	-	-	268	268
	92,254	2,775	13,167	108,196
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	15.17	-	11.38	14.80
Gold ($ per ounce)	837	1,024	821	933
Lead ($ per pound)	0.75	-	0.73	0.74
Zinc ($ per pound)	0.69	-	0.71	0.70
Sulphur ($ per pound)	-	-	0.01	0.01

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
3 GC silver recovery rate consist of 54.0% from lead concentrate and 23.2% from zinc concentrate.
+Non-IFRS measures, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the nine months ended December 31, 2013:

	Nine months ended December 31, 2013
	Ying Mining
	District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)	535,210	-		67,418	602,628
Run of Mine Ore (tonne)	543,221	10,425	*	69,621	623,267

+ Mining cost per tonne of ore mined ($)	61.42	-		54.35	60.63
Cash mining cost per tonne of ore mined ($)	51.02	-		23.48	47.94
Non cash mining cost per tonne of ore mined ($)	10.40	-		30.87	12.69

+ Unit shipping costs($)	4.33	-		-	3.85

+ Milling cost per tonne of ore milled ($)	16.07	-		15.35	15.99
Cash milling cost per tonne of ore milled ($)	13.98	-		14.05	13.99
Non cash milling cost per tonne of ore milled ($)	2.09	-		1.30	2.00

+ Average Production Cost
Silver ($ per ounce)	8.94	-		-	9.28
Gold ($ per ounce)	503	-		903	570
Lead ($ per pound)	0.41	-		-	0.42
Zinc ($ per pound)	0.33	-		0.45	0.34
Sulphur ($ per pound)	-	-		-	-

+ Total production cost per ounce of Silver ($)	4.47	-			4.47
+ Total cash cost per ounce of Silver ($)	2.04	-			2.04

+ Total production cost per ounce of Gold ($)				899	884
+ Total cash cost per ounce of Gold ($)				473	466

+ All-in sustaining cost per ounce of Silver ($)[3]	12.14	-		23.72	16.22
+ All-in cost per ounce of Silver ($)[3]	15.59	-		25.51	24.65

Total Recovery of the Run of Mine Ore
Silver (%)	92.6	-			92.6
Gold (%)				92.6	92.6
Lead (%)	95.0	-			95.0
Zinc ( %)	67.4	-			67.4
Sulphur (%)

Head Grades of Run of Mine Ore
Silver (gram/tonne)	206	-			206
Gold (gram/tonne)				2.9	2.9
Lead (%)	2.8	-			2.8
Zinc (%)	0.9	-			0.9
Sulphur (%)

Sales Data
Metal Sales
Silver (in thousands of ounces)	3,269	12	*	-	3,281
Gold (in thousands of ounces)	3.1	0.2	*	5.5	8.8
Lead (in thousands of pounds)	31,397	590	*	-	31,987
Zinc (in thousands of pounds)	6,697	584	*	282	7,563
Sulphur (in thousands of pound)	-	-		-	-

Metal Sales
Silver (in thousands of $)	55,064	-		-	55,064
Gold (in thousands of $)	2,909	-		5,991	8,900
Lead (in thousands of $)	24,006	-		-	24,006
Zinc (in thousands of $)	4,141	-		154	4,295
Sulphur (in thousands of $)	-	-		-	-
	86,120	-		6,145	92,265
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.85	-		-	16.85
Gold ($ per ounce)	949	-		1,084	1,036
Lead ($ per pound)	0.76	-		-	0.76
Zinc ($ per pound)	0.62	-		0.55	0.62
Sulphur ($ per pound)	-	-		-	-

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
3 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
* Represents development tunnelling ore at the X mines.
+ Non-IFRS measures, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Mine and Milling Production

For the three months ended December 31, 2014 (“Q3 Fiscal 2015”), on a consolidated basis, the Company mined 263,698 tonnes of ore, a 56% increase compared to 169,540 tonnes in the three months ended December 31, 2013 (“Q3 Fiscal 2013”). The increase in ore mined was due to an 18% increase in ore mined at the Ying Mining District along with the commencement of commercial production at the GC mine adding 87,916 tonnes of ore. Correspondingly, ore milled increased 61% to 277,441 tonnes of ore compared to 172,825 tonnes in Q3 Fiscal 2014.

For the nine months ended December 31, 2014, on a consolidated basis, the Company mined 751,763 tonnes of ore, a 25% increase compared to 602,628 tonnes in the same prior year period. In the same comparative periods, ore milled increased 21% to 755,740 tonnes of ore compared to 623,267 tonnes.

(b)	Mining and Milling Costs

In Q3 Fiscal 2015, the consolidated total mining cost and cash mining cost were $67.25 and $49.57 per tonne, an increase of 12% and 5% as compared to $59.95 and $47.20 per tonne, respectively, in Q3 Fiscal 2014. The increase in cash mining cost during the quarter is mainly due to (i) the increase in the amount of underground definition drilling activities to achieve better grade control purposes; (ii) increased ground support activities to enhance safety measures; and (iii) increased raw material costs.

The consolidated total milling cost and cash milling cost in Q3 Fiscal 2015 were $17.11 and $14.35 per tonne, a decrease of 6% and 9% compared to $18.22 and $15.74 per tonne, respectively, in Q3 Fiscal 2014. The decrease in unit milling cost is mainly due to higher production achieved in the current quarter.

For the nine months ended December 31, 2014, the consolidated total mining cost and cash mining cost were $58.35 and $43.84 per tonne, a decrease of 4% and 9% compared to $60.63 and $47.94 per tonne, respectively, in the same prior year period. In the same comparative periods, consolidated total milling and cash milling cost were $16.23 and $13.62 per tonne compared to $15.99 and $13.99 per tonne.

(c)	Metal Production

In Q3 Fiscal 2015, the Company produced a record 1.67 million ounces of silver, 936 ounces of gold, 16.7 million pounds of lead, and 7.0 million pounds of zinc, compared to 0.9 million ounces of silver, 1,985 ounces of gold, 9.0 million pounds of lead, and 1.7 million pounds of zinc, respectively, in Q3 Fiscal 2014. Metal production in this quarter continues to be positively impacted by improved dilution control, which resulted in a 25%, 24% and 43% increase in silver, lead and zinc head grades, respectively, along with an 18% increase in ore mined at the Ying Mining District. In addition, the commencement of commercial production at the GC mine contributed to higher metal production.

For the nine months ended December 31, 2014, the Company produced 4.2 million ounces of silver, 5,257 ounces of gold, 42.3 million pounds of lead, and 13.4 million pounds of zinc, compared to 3.3 million ounces of silver, 8,774 ounces of gold, 32.0 million pounds of lead, and 7.6 million pounds of zinc, respectively, in the same prior year period.

(d)	Total and Cash Cost per Ounce of Silver, Net of By-Product Credits[1]

In Q3 Fiscal 2015, the consolidated total production cost and cash cost per ounce of silver, net of byproduct credits, were $4.20 and $0.53 compared to $4.39 and $2.00, respectively, in Q3 Fiscal 2014. The overall decrease in cash cost per ounce of silver, net of by-product credits, is mainly due to the effectiveness of ongoing production efficiencies and cost control initiatives along with significant increases in by-product revenue due to 85% higher lead and 318% higher zinc production compared to the prior year quarter. In addition, sulphur produced by GC mine as a new by-product also contributed to by-product credits.

____________________________________ 1 Non-IFRS measure, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

For the nine months ended December 31, 2014, the consolidated total production cost and cash cost per ounce of silver, net of by-product credits, were $3.31 and negative $0.07 compared to $4.47 and $2.04, respectively, in the same prior year periods.

(e)	All-in Sustaining Cost per Ounce of Silver, Net of By-Product Credits[2]

In Q3 Fiscal 2015, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits is $10.80 compared to $17.00 in Q3 Fiscal 2014. The decrease compared to the prior year quarter is driven by higher by-product credits and higher silver production.

For the nine months ended December 31, 2014, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits is $11.79 compared to $16.22 in the same prior year periods.

(f)	Operation Review

(i)	Ying Mining District

The Ying Mining District consists of four mines (SGX, HPG, TLP, and LM) and is the Company’s primary source of production.

In the prior fiscal year, the Company completed a comprehensive review at the Ying Mining District and enacted a series of improvements covering all aspects of operations including cost control, mine planning and strategy, contractor compensation contracts, dilution control, and performance-based compensation package for mine management. As a result of the initiatives, operational results in this quarter continued to yield improved head grades, better dilution control, reduced labour head count and compensation, lower discretionary overhead costs and more efficient capital expenditures.

In Q3 Fiscal 2015, the total ore mined at the Ying Mining District was 175,782 tonnes compared to total ore production of 148,850 tonnes in Q3 Fiscal 2014. In the prior year quarter, ore production was reduced due to a miner shortage during the Company’s transition to a new compensation method for miners. In the current quarter, as a result of improved dilution control, silver, lead and zinc head grades at the Ying Mining District improved by 25%, 24% and 43%, respectively, to 253 grams per tonne (“g/t”) for silver, 3.6% for lead and 1.0% for zinc from 202 g/t for silver, 2.9% for lead and 0.7% for zinc, respectively, in Q3 Fiscal 2014.

In Q3 Fiscal 2015, the Ying Mining District produced 1.42 million ounces of silver, 788 ounces of gold, 14.2 million pounds of lead, and 2.5 million pounds of zinc, compared to 0.9 million ounces of silver, 911 ounces of gold, 8.8 million pounds of lead, and 1.6 million pounds of zinc in Q3 Fiscal 2014. The increase in metals produced is mainly due to the higher ore output and improved head grades experienced in the quarter.

Total and cash mining costs per tonne were $73.28 and $57.79, a 20% and 14% increase, respectively, compared to $60.89 and $50.59, in Q3 Fiscal 2014. The increase in total mining cost is mainly due to (i) the increase in the amount of underground definition drilling activities to achieve better grade control, and less exploration drilling which is capitalized; (ii) increased ground support work to enhance safety measures, (iii) increased raw material costs; and (iv) increased amortization expense arising from the capitalization of the mine right fee when renewing the SGX mining permit. The gross profit margin in Q3 Fiscal 2015 was 45% compared to 46% in Q3 Fiscal 2014. The all-in sustaining cost per ounce of silver, net of by-product credits, in this quarter improved to $8.64 compared to $12.95 in the prior year quarter as a result of production cost efficiencies, lower overhead administrative costs, and higher byproduct sales.

In Q3 Fiscal 2015, total ore milled was 187,154 tonnes, an increase of 25% compared to 149,755 tonnes in Q3 Fiscal 2014. Per tonne cash milling costs decreased 15% to $13.63 compared to $16.00 in Q3

____________________________________ 2 Non-IFRS measure, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Fiscal 2014. The decrease in per tonne cash milling costs is due to the higher tonnage processed in this quarter.

For the nine months ended December 31, 2014, the total ore mined at the Ying Mining District was 546,402 tonnes compared to 535,210 tonnes in the same prior year period. Correspondingly, total ore milled was 547,465 tonnes compared to 543,221 tonnes. Head grades improved to 232 g/t for silver and 3.3% for lead compared to 206 g/t for silver and 2.8% for lead, respectively.

During the same time periods, the Ying Mining District produced 3.8 million ounces of silver, 2,533 ounces of gold, 38.4 million pounds of lead, and 5.7 million pounds of zinc, compared to 3.3 million ounces of silver, 3,066 ounces of gold, 31.4 million pounds of lead, and 6.7 million pounds of zinc in the prior year.

For the nine months ended December 31, 2014, total and cash mining costs per tonne were $62.10 and $49.24, an increase of 1% and decrease of 3%, respectively, compared to $61.42 and $51.02 in the same prior year period. The overall decrease in cash mining costs per tonne was mainly due to reductions in (i) mining preparation expenditures; (ii) labour and material costs due to improved dilution control; and (iii) mine administration costs. On a per tonne basis, labour costs decreased 30.1%, mine administration costs decreased 45.9% and mining preparation expenditures decreased 1.5%, offset by increases of 34.5% in raw materials cost, 5.6% in utilities and 9.7% in mining contractor’s cost, respectively, as compared to the nine months ended December 31, 2013. During the same time periods, the all-in sustaining cost per ounce of silver, net of by-product credits, improved to $8.27 compared to $12.14 in the prior year.

During the quarter, the Company completed approximately 16,600 metres (“m”) of horizontal tunnels, raises and declines. Total capitalized exploration and development expenditures for the Ying Mining District were $8.8 million compared to $8.5 million in Q3 Fiscal 2014. For the nine months ended December 31, 2014, capitalized exploration and development expenditures were $25.9 million compared to $26.7 million in the same prior year period.

(ii)	GC Mine

During the quarter, the GC mine successfully obtained the Safety Production Permit and continued ramping up its commercial production.

In Q3 Fiscal 2015, the total ore mined at the GC mine was 87,916 tonnes (approximately 1,000 tonne per day) and total ore milled was 90,287 tonnes compared to 70,898 tonnes of ore mined and 69,144 tonnes of ore milled in Q2 Fiscal 2015, the first full quarter of commercial production. The head grades at GC mine were 104 g/t for silver, 1.3% for lead, and 2.6% for zinc compared to 107 g/t for silver, 1.4% for lead, and 2.8% zinc in Q2 Fiscal 2015. In the quarter, the GC mine sold 251,000 ounces of silver, 2.5 million pounds of lead, 4.45 million pounds of zinc, and 10.1 million pounds of sulphur. For the nine months ended December 31, 2014, the total ore mined was 158,814 tonnes and total ore milled was 159,431 tonnes. Head grades were 105 g/t for silver, 1.3% for lead, and 2.7% for zinc. Metal sold were 402,000 ounces of silver, 3.9 million pounds of lead, 7.7 million pounds of zinc, and 21.4 million pounds of sulphur.

In the quarter, total and cash mining cost per tonne were $55.16 and $33.11 respectively, while total and cash milling cost per tonne were $19.88 and $15.82. The gross profit margin at GC in Q3 Fiscal 2015 was 9%. There was no production in the prior year period. For the nine months ended December 31, 2014, total and cash mining cost per tonne were $53.62 and $31.39 respectively, while total and cash milling cost per tonne were $21.15 and $16.59.

In Q3 Fiscal 2015, $0.9 million (Q3 Fiscal 2014 - $4.6 million) of exploration and development expenditures were incurred at the GC mine. For the nine months ended December 31, 2014, $3.2 million (nine months ended December 31, 2013 - $13.9 million) of exploration and development expenditures were incurred.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(iii)	BYP Mine

Certain capital upgrades are necessary at the BYP mine in order to sustain ongoing production, however, in consideration of the required expenditures and the current market environment, the Company has decided to defer such capital investments until a later time. As such, in August 2014, the Company suspended mining activities and put the BYP mine into care and maintenance. The BYP mine is not a core asset and the Company is considering various strategic alternatives for this project.

For nine months ended December 31, 2014, the BYP mine processed 48,844 tonnes of ore compared to 69,621 tonnes in the same prior year period. During the same time periods, the Company sold 2,711 ounces of gold compared to 5,528 ounces of gold in the prior year. Gold head grade were was 2.7 g/t compared to 2.9 g/t in prior year.

(iv)	XHP Project

Since the prior fiscal year, activities at the XHP project have been suspended as part the Company’s cost saving measures.

4.	Third Quarter Fiscal Year 2015 Financial Results

The tables below set out selected quarterly results for the past eight quarters:
	Dec 31,2014	Sept 30, 2014	Jun 30, 2014	Mar 31, 2014
Sales	$40,247	$37,333	$30,616	$16,135
Gross profit	15,403	18,894	15,653	6,945
Expenses and foreign exchange	(6,229)	(5,901)	(7,474)	(3,717)
Other items	256	1,196	141	(6,305)
Net income (loss)	7,080	9,614	4,635	(4,677)
Net income (loss), attributable to the shareholders of the Company	5,468	7,228	2,744	(4,541)
Basic earnings (loss) per share	0.03	0.04	0.02	(0.03)
Diluted earnings (loss) per share	0.03	0.04	0.02	(0.03)
Cash dividend declared	736	763	800	773
Cash dividend declared per share (CAD)	0.005	0.005	0.005	0.005

	Dec 31, 2013	Sept 30, 2013	Jun 30, 2013	Mar 31, 2013
Sales	$23,970	$28,460	$39,835	$33,147
Gross profit	10,469	13,637	17,353	17,087
Expenses and foreign exchange	(5,733)	(9,188)	(7,263)	(6,396)
Other items	708	(65,790)	394	1,430
Net income	3,144	(53,307)	6,484	8,391
Net income, attributable to the shareholders of the Company	2,163	(43,201)	4,562	6,361
Basic earnings per share	0.01	(0.25)	0.03	0.04
Diluted earnings per share	0.01	(0.25)	0.03	0.04
Cash dividend declared	4,017	4,152	4,173	4,204
Cash dividend declared per share (CAD)	0.025	0.025	0.025	0.025

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly the silver price.

Net income attributable to the shareholders of the Company in Q3 Fiscal 2015 was $5.5 million, or $0.03 per share compared to a net income of $2.2 million, or $0.01 per share in Q3 Fiscal 2014. For the

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

nine months ended December 31, 2014, net income was $15.4 million, or $0.09 per share compared to net loss of $36.5 million, or $0.21 per share in the same prior year period.

In the current quarter, the Company’s financial results were mainly impacted by: (i) increased silver, lead, and zinc production of 89%, 85%, and 318%, respectively, compared to the prior year quarter, (ii) increased metal sales of $16.3 million or 68% compared to prior year quarter, of which $7.9 million was added from the new commercial production at the GC mine, (iii) a 15% decrease in general and administrative spending compared to the prior year quarter, (iv) lower metals prices, as the realized selling price for silver dropped by 17%, (v) higher per tonne production costs, and (vi) lower gold production and sales, as the BYP mine remained on care and maintenance in this quarter.

Sales in Q3 Fiscal 2015 increased by 68% to $40.2 million compared to $24.0 million in Q3 Fiscal 2014. Silver and gold sales represented $22.4 million and $0.7 million, respectively, while base metals represented $17.1 million of total sales in this quarter. This compares to silver, gold and base metals sales of $14.3 million, $1.9 million, and $7.8 million, respectively, in Q3 Fiscal 2014.

For the nine months ended December 31, 2014, sales were $108.2 million compared to $92.3 million in the same prior year period.

Fluctuations in sales revenue are mainly dependent on metal production and realized metal prices. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Q3 Fiscal 2015, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q3 2015	Q3 2014	Q3 2015	Q3 2014	Q3 2015	Q3 2014	Q3 2015	Q3 2014
Net realized selling prices	$13.41	$16.20	$787	$945	$0.72	$0.77	$0.71	$0.63
Add back: Value added taxes	2.28	2.75	-	-	0.12	0.13	0.12	0.11
Add back: Smelter charges and recovery	2.40	2.59	417	339	0.15	0.15	0.41	0.37
SME	$18.09	$21.54	$1,204	$1,284	$0.99	$1.05	$1.24	$1.11
LME	$16.51	$20.78	$1,201	$1,272	$0.91	$0.96	$1.01	$0.87

Cost of sales in Q3 Fiscal 2015 was $24.8 million compared to $13.5 million in Q3 Fiscal 2014. The cost of sales included cash costs of $18.7 million compared to $10.9 million in Q3 Fiscal 2014. The increase in cost of sales is mainly due to a 61% increase in ore production in the quarter along with a 7.6% increase in per tonne production cost.

For the nine months ended December 31, 2014, cost of sales was $58.7 million (cash costs - $44.8 million) compared to $50.8 million (cash costs - $40.5 million) in the same prior year period.

Gross profit in Q3 Fiscal 2015 was 38% compared to 44% in Q3 Fiscal 2014. The inclusion of the 9% gross profit margin from GC mine reduced the average gross profit margin. Ying Mining District’s gross profit margin remained comparable at 45% in the current quarter. The decrease in overall gross profit margin was also due to lower realized metal prices for silver and lead and increased per tonne production costs. For the nine months ended December 31, 2014, gross profit was 46% compared to 45% in the same prior year period.

General and administrative (“G&A”) expenses in Q3 Fiscal 2015 were $5.4 million; a decrease of 15% compared to $6.3 million in Q3 Fiscal 2014. For the nine months ended December 31, 2014, G&A expenses were $16.2 million, a decrease of 22% compared to $20.9 million, in the same prior year period. The decrease was primarily a result of the Company’s cost reduction initiatives in response to the lower metal price environment. Main reductions were made in labour salaries, benefits and headcount as well as discretionary overhead spending. Significant items included in general and administrative expenses in Q3 Fiscal 2015 and nine months ended December 31, 2014, respectively, are as follows:

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(i)	Office and administrative expenses of $2.1 million and $6.1 million (Q3 Fiscal 2014 - $3.0 million, nine months ended December 31, 2014 - $8.7 million);

(ii)	Salaries and benefits of $2.0 million and $6.0 million (Q3 Fiscal 2014 - $2.0 million, nine months ended December 31, 2013 - $6.4 million);

(iii)	Stock based compensation expense of $0.3 million and $1.1 million (Q3 Fiscal 2014 - $0.6 million, nine months ended December 31, 2013 - $1.9 million); and

(iv)	Professional fees of $0.3 million and $1.5 million (Q3 Fiscal 2014 - $0.4 million, nine months ended December 31, 2013 - $2.8 million).

General exploration and property investigation expenses in Q3 Fiscal 2015 and nine months ended December 31, 2014 were $0.9 million and $2.5 million compared to $0.7 million and $2.5 million in the same respective comparative periods.

Foreign exchange gain in Q3 Fiscal 2015 was $1.0 million compared to a gain of $1.7 million in Q3 Fiscal 2014. For the nine months ended December 31, 2014, foreign exchange gain was $1.4 million compared to $2.8 million in the same prior year period. The foreign exchange gain or loss is mainly driven by the fluctuations of the RMB and US dollar against the functional currency of the entities.

Gain on disposal of plant and equipment in Q3 Fiscal 2015 and nine months ended December 31, 2014 was $132 and $118, compared to loss of $21 and $144 in the same respective comparative periods. The gain is related to the disposal of obsolete equipment.

Share of income in an associate in Q3 Fiscal 2015 was $52 (Q3 Fiscal 2014 – $nil). For the nine months ended December 31, 2014, share of income was $10 compared to loss of $153 in the same prior year period. This represents the Company’s equity pickup in New Pacific Metals Corp. (“New Pacific”). The Company recorded on the statement of income its proportionate share of New Pacific’s net gain or loss, as the Company is able to exercise significant influence over the financial and operating policies of New Pacific.

Loss on investments in Q3 Fiscal 2015 and nine months ended December 31, 2014 was $nil and $15, respectively, compared to a loss of $65 and loss of $608 in the same comparative periods. The Company has acquired equity interests in other publicly-traded mining companies on the open market or by participating in private placements. These equity interests, including common shares and warrants are for long-term investment purpose. Due to their nature, warrants meet the definition of derivatives and are accounted for as “Fair value through profit and loss” (“FVTPL”). The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Gain or loss in such securities, arising from changes in the fair value of the warrants, is included in net income for the period in which they arise.

Finance income in Q3 Fiscal 2015 and nine months ended December 31, 2014 was $292 and $724 compared to $1.0 million and $3.0 million in the same respective comparative periods. The Company invests in high yield short-term investments as well as long-term corporate bonds.

Finance costs in Q3 Fiscal 2015 and nine months ended December 31, 2014 were $153 and $224 compared to $33 and $99 in the same respective comparative periods. The finance cost in the current period relates to the unwinding of discount of environmental rehabilitation provision and the interest on the SGX mine right fee.

Income tax expense in Q3 Fiscal 2015 was $2.4 million compared to tax expense of $2.3 million in Q3 Fiscal 2014. The income tax expense recorded in Q3 Fiscal 2015 included current income tax expense of $1.5 million (Q3 Fiscal 2014 – $0.7 million) and deferred income tax expense of $0.8 million (Q3 Fiscal 2014 – $2.7 million).

For the nine months ended December 31, 2014, income tax expense was $10.2 million compared to tax

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

recovery of $1.7 million in the same prior year period. The income tax expense recorded in the nine months ended December 31, 2014, included current income tax expense of $7.5 million (nine months ended December 31, 2013 – $5.3 million) and deferred income tax expense of $2.7 million (nine months ended December 31, 2013 – recovery of $7 million). Income tax recovery in the prior year period includes a recovery from impairment of mineral rights and properties of $12.0 million.

5.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at December 31, 2014 were $83.7 million.

Working capital as at December 31, 2014 was $51.0 million.

Cash flows provided by operating activities were $15.4 million or $0.09 per share in Q3 Fiscal 2015 compared to $9.7 million or $0.06 per share in Q3 Fiscal 2014. For the nine months ended December 31, 2014, cash flows provided by operating activities were $49.3 million or $0.29 per share compared to $33.0 million or $0.19 per share in the same prior year period. The increase in cash flows from operations is mainly due to higher operating earnings and movement in non-cash operating working capital.

Cash flows used in investing activities were $6.3 million in Q3 Fiscal 2015, comprising mainly of cash used in capital expenditures of $14.1 million offset by net redemption of short-term investments of $7.8 million. In Q3 Fiscal 2014, cash flows provided by investing activities were $4.8 million comprising mainly of cash used in capital expenditures of $17.5 million offset by proceeds on disposal of capital assets and subsidiaries of $18 million and net redemptions of short-term investments of $4.3 million.

For the nine months ended December 31, 2014, cash flows used in investing activities were $24.3 million, comprising mainly of cash used in capital expenditures of $32.0 million offset by net redemption of short-term investments of $7.7 million. In the same prior year period, cash flows used in investing activities were $5.7 million comprising mainly of cash used in capital expenditures of $55.6 million offset by proceeds on disposals of capital assets and subsidiaries of $22.9 million and net redemption of short-term investments of $26.9 million.

Cash flows used in financing activities were $1.4 million in Q3 Fiscal 2015, comprising mainly of distributions to non-controlling interests of $0.6 million and cash dividends paid of $0.8 million. In Q3 Fiscal 2014, cash flows used in financing activities were $9.1 million, comprising mainly of cash dividends paid of $4.1 million and distribution to non-controlling interests of $5.2 million offset by $0.2 million proceeds from issuance of common shares.

For the nine months ended December 31, 2014, cash flows used in financing activities were $5.5 million, comprising mainly of distributions to non-controlling interests of $3.2 million and cash dividends paid of $2.3 million. In the same prior year period, cash flows used in financing activities were $18.5 million, comprising mainly of cash dividends paid of $12.4 million, distribution to non-controlling interests of $5.2 million, and net payments made to related parties of $1.2 million offset by $0.3 million proceeds from issuance of common shares.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$5,822	$249	$3,548	$2,025
Commitments	$6,418	$-	$-	$6,418

As of December 31, 2014, the Company has two office rental agreements totaling $5.8 million for the next nine years and commitments of $6.4 million related to the GC mine.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

probable and the amount can be reasonably estimated. As at December 31, 2014 and 2013, no contingent liabilities were accrued.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

6.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy at December 31, 2014 that are not otherwise disclosed. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2014 and March 31, 2014, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$78,752	$-	$-	$78,752
Common shares of publicly traded companies	1,193	-	-	1,193
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
Financial liabilities
Mine right fee payable	$-	$13,814	$-	$13,814
(1) Level 3 financial instrument

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of December 31, 2014 and March 31, 2014, respectively.

Reconciliation of level 3 fair value measurement of financial assets is as follows:

	Fair value through other comprehensive income
	Yongning Smelting	Jinduicheng	Total
Balance at April 1, 2013	$9,653	$-	$9,653
Other comprehensive loss arising on revaluation	(9,651)	-	(9,651)
Foreign exchange impact	(2)	-	(2)
Balance at March 31, 2014	$-	$-	$-
Balance at December 31, 2014	$-	$-	$-

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		December 31, 2014			March 31, 2014
	Within a year	2-3 years	4-5 years	Total	Total
Mine right fee payable	$4,224	$6,823	$2,767	$13,814	$-
Accounts payable and accrued liabilities	33,150	-	-	33,150	23,802
Dividends payable	736	-	-	736	773
	$38,110	$6,823	$2,767	$47,700	$24,575

(c)	Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which is tied to a basket of currencies of China’s largest trading partners.

The Company currently does not engage in foreign currency hedging and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	December 31, 2014	March 31, 2014
Financial assets denominated in U.S. Dollars	$21,583	$979
Financial assets denominated in Chinese RMB	$54,971	$57,358

As at December 31, 2014, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.6 million.

As at December 31, 2014, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.2 million.

(d)	Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, and outstanding mine right fee payable. As at December 31, 2014, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The outstanding mine right fee payable is subject to a floating interest rate based on the prevailing commercial bank loan interest rate in China. The Company monitors its exposure to interest rates. Chinese central bank has maintained stable interest rates to ensure economic stability, with less than 1% fluctuation in base interest rate in the last five years.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer default is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at December 31, 2014 is considered to be immaterial. There were no amounts in receivables which were past due at December 31, 2014 (at March 31, 2014 - $nil) for which no provision is recognized.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at December 31, 2014, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.1 million.

7.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due from related parties	December 31, 2014	March 31, 2014
NUX (a)	$67	$48
Henan Non-ferrous Geology Bureau (b)	25	20
	$92	$68

Due to related parties	December 31, 2014	March 31, 2014
Parkside Management Ltd. (f)	$-	$281

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and nine months ended December 31, 2014, the Company recovered $103 and $241, respectively (for three and nine months ended September 30, 2013 - $67 and $336, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the three and nine months ended December 31, 2014, Henan Found declared and paid dividends of $nil and $2,563, respectively(three and nine months ended December 31,

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

2014 - $5,537 and $5,537, respectively) to Henan Geology Bureau.

(c)

For the three and nine months ended December 31, 2014, the Company paid $nil and $nil, respectively (for three and nine months ended December 31, 2013 - $86 and $290, respectively) consulting fees to McBrighton Consulting Ltd., a private consulting services company controlled by a director of the Company.

(d)

For the three and nine months ended December 31, 2014, the Company paid $86 and $303, respectively (for three and nine months ended December, 2013 - $nil) consulting fees to Greensea Management Ltd., a private consulting services company controlled by a director of the Company.

(e)

For the three and nine months ended December 31, 2014, the Company paid $nil (for three and nine months ended December 31, 2013 - $nil and $102, respectively) consulting fees to R. Feng Consulting Ltd., a private consulting services company controlled by a director of the Company.

(f)

For the three and nine months ended December 31, 2014, the Company paid $nil and $140, respectively (for three and nine months ended December 31, 2013 - $201 and $407, respectively) consulting fees to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(g)

The Company rents a Beijing office from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. For the three and nine months ended December 31, 2014, total rents were $36 and $108, respectively (for three and nine months ended December 31, 2013 - $36 and $108, respectively).

(h)

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. During the three and nine months ended December 31, 2014, Henan Huawei declared and paid dividends of $651 and $651, respectively (three and nine months ended December 31, 2013 - $984 and $984, respectively) to Henan Xinhui.

(i)	GRT Mining Investment (Beijing) Co., Ltd. (“GRT”), a private company controlled by a relative of a director and officer, is a 5% equity interest holder of Guangdong Found.

Transactions with related parties are made on normal commercial terms and are considered to be at arm’s length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

9.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the three and nine months ended December 31, 2014 and 2013:

(a)	Cash and Total Cost per Ounce of Silver

The Company assesses this measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. The Company includes by-product credits from lead, zinc and gold, as the Company considers these metals is incidental to the silver production process and as a result, the cost to produce the silver is reduced. Cash and total costs on a by-product basis are calculated by deducting by-product lead, zinc and gold sales revenues from the Company’s cash and

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

total cost of sales, respectively. The following table provides a reconciliation of cash and total cost per ounce of silver, net of by-product credits for the three and nine months ended December 31, 2014 and 2013:

Three months ended December 31, 2014
			Ying Mining
			District	GC	Total
Cost of sales		A	$17,670	$7,174	$24,844
Amortization and depletion			(3,773)	(2,371)	(6,144)
Total cash cost		B	13,897	4,803	18,700
By-product sales	By-product per ounce of silver
Lead	(7.19)		(10,217)	(1,805)	(12,022)
Zinc	(2.95)		(1,780)	(3,146)	(4,926)
Gold	(0.44)		(725)	(11)	(736)
Sulphur	(0.08)		-	(138)	(138)
Total by-product sales		C	(12,722)	(5,100)	(17,822)
Silver ounces sold ('000s)		D	1,421	251	1,672
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$3.48	$8.26	$4.20
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$0.83	$(1.18)	$0.53

Total production cost per ounce of silver, before by-product credits		A/D	$12.43	$28.58	$14.86
Total cash cost per ounce of silver, before by-product credits		B/D	$9.78	$19.14	$11.18

Three months ended December 31, 2013
			Ying Mining
			District	GC	Total
Cost of sales		A	$12,493	$-	$12,493
Amortization and depletion			(2,102)	-	(2,102)
Total cash cost		B	10,391	-	10,391
By-product sales	By-product per ounce of silver
Lead	(7.73)		(6,824)	-	(6,824)
Zinc	(1.12)		(989)	-	(989)
Gold	(0.92)		(808)	-	(808)
Sulphur	-		-	-	-
Total by-product sales		C	(8,621)	-	(8,621)
Silver ounces sold ('000s)		D	883	-	883
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$4.39	$-	$4.39
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$2.00	$-	$2.00

Total production cost per ounce of silver, before by-product credits		A/D	$14.15	$-	$14.15
Total cash cost per ounce of silver, before by-product credits		B/D	$11.77	$-	$11.77

Nine months ended December 31, 2014
			Ying Mining
			District	GC	Total
Cost of sales		A	$45,843	$11,328	$57,171
Amortization and depletion			(9,685)	(3,918)	(13,603)
Total cash cost		B	36,158	7,410	43,568
By-product sales	By-product per ounce of silver
Lead	(7.50)		(28,629)	(2,866)	(31,495)
Zinc	(2.23)		(3,906)	(5,453)	(9,359)
Gold	(0.51)		(2,121)	(11)	(2,132)
Sulphur	(0.06)		-	(268)	(268)
Total by-product sales		C	(34,656)	(8,598)	(43,254)
Silver ounces sold ('000s)		D	3,798	402	4,200
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$2.95	$6.79	$3.31
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$0.40	$(2.96)	$0.07

Total production cost per ounce of silver, before by-product credits		A/D	$12.07	$28.18	$13.61
Total cash cost per ounce of silver, before by-product credits		B/D	$9.52	$18.43	$10.37

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Nine months ended December 31, 2013
			Ying Mining
			District	GC	Total
Cost of sales		A	$45,683	$-	$45,683
Amortization and depletion			(7,954)	-	(7,954)
Total cash cost		B	37,729	-	37,729
By-product sales	By-product per ounce of silver
Lead	(7.34)		(24,006)	-	(24,006)
Zinc	(1.27)		(4,141)	-	(4,141)
Gold	(0.89)		(2,909)	-	(2,909)
Sulphur	-		-	-	-
Total by-product sales		C	(31,056)	-	(31,056)
Silver ounces sold ('000s)		D	3,269	-	3,269
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$4.47	$-	$4.47
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$2.04	$-	$2.04

Total production cost per ounce of silver, before by-product credits		A/D	$13.97	$-	$13.97
Total cash cost per ounce of silver, before by-product credits		B/D	$11.54	$-	$11.54

(b)	Cash and Total Cost per Ounce of Gold (BYP Mine)

BYP Mine
		Three months	Nine months
		ended December	ended December
		31, 2014	31, 2014
Cost of sales	A	$-	$1,530
Amortization and depletion		-	(300)
Total cash cost	B	-	1,230
By-product sales
Zinc		-	-
Total by-product sales	C	-	-
Gold ounces sold ('000s)	D	-	2.7
Total production cost per ounce of gold, net of by-product credits	(A+C)/D	$-	$565
Total cash cost per ounce of gold, net of by-product credits	(B+C)/D	$-	$454

Total production cost per ounce of gold, before by-product credits	A/D	$-	$565
Total cash cost per ounce of gold, before by-product credits	B/D	$-	$454

BYP Mine
		Three months	Nine months
		ended December	ended December
		31, 2013	31, 2013
Cost of sales	A	$1,008	$5,123
Amortization and depletion		(481)	(2,354)
Total cash cost	B	527	2,769
By-product sales
Zinc		-	(154)
Total by-product sales	C	-	(154)
Gold ounces sold ('000s)	D	1.1	5.5
Total production cost per ounce of gold, net of by-product credits	(A+C)/D	$956	$899
Total cash cost per ounce of gold, net of by-product credits	(B+C)/D	$502	$473

Total production cost per ounce of gold, before by-product credits	A/D	$956	$927
Total cash cost per ounce of gold, before by-product credits	B/D	$502	$501

(c)	All-in & All-in Sustaining Cost per Ounce of Silver

All-in sustaining cost (“AISC”) per ounce and all-in cost (“AIC”) per ounce of silver are non-IFRS

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

measures calculated based on guidance developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry. The measures do not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance to IFRS. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC is based on the Company’s cash production costs, net of by-product sales, and further include corporate general and administrative expense, general exploration expense, reclamation cost accretion, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of producing silver from current operations.

AIC further extends the AISC metric by including investment capital expenditures, which are deemed expansionary in nature that result in an increase in asset life, expanded mineral resources and reserves, or higher capacity and productivity. All capital expenditures at the Company’s pre-production developing projects are considered to be investment capital by nature.

The following tables provide a detailed reconciliation of these measures for the three and nine months ended December 31, 2014 and 2013:

		Ying Mining			Developing
Three months ended December 31, 2014		District	BYP	GC	Projects	Corporate	Total
Total cash cost, net of by-product credits		$1,175	$-	$(297)	$-	$-	$878
General & administrative		2,754	382	870	137	1,223	5,366
General exploration		859	-	2	-	-	861
Reclamation accretion and interest		139	6	6	2	-	153
Sustaining capital		7,347	-	3,374	-	55	10,776
All-in sustaining cost, net of by-product credits	A	$12,274	$388	$3,955	$139	$1,278	$18,034
Investment capital		1,998	18	8	(372)	-	1,652
All-in cost, net of by-product credits	B	$14,272	$406	$3,963	$(233)	$1,278	$19,686
Ounces of silver sold[1]	C	1,421	-	251	-	-	1,672
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$8.64	$-	$15.76	$-	$-	$10.80
All-in cost per ounce of silver, net of by-product credits	B/C	$10.04	$-	$15.79	$-	$-	$11.79
1 BYP gold ounces converted to silver equivalent using a ratio of 50:1.

		Ying Mining		Developing
Three months ended December 31, 2013		District	BYP	Projects	Corporate	Total
Total cash cost, net of by-product credits		$1,770	$527	$-	$-	$2,297
General & administrative		2,467	494	354	3,023	6,338
General exploration		627	14	13	-	654
Reclamation accretion and interest		25	6	2	-	33
Sustaining capital		6,548	540	-	(462)	6,626
All-in sustaining cost, net of by-product credits	A	$11,437	$1,581	$369	$2,561	$15,948
Investment capital		3,460	152	1,543	-	5,155
All-in cost, net of by-product credits	B	$14,897	$1,733	$1,912	$2,561	$21,103
Ounces of silver sold[1]	C	883	55	-	-	938
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$12.95	$28.75	$-	$-	$16.99
All-in cost per ounce of silver, net of by-product credits	B/C	$16.87	$31.51	$-	$-	$22.50
1 BYP gold ounces converted to silver equivalent using a ratio of 50:1.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Ying Mining			Developing
Nine months ended December 31, 2014		District	BYP	GC	Projects	Corporate	Total
Total cash cost, net of by-product credits		$1,502	$1,230	$(1,188)	$-	$-	$1,544
General & administrative		5,972	1,388	1,747	346	6,780	16,233
General exploration		2,465	31	3	11	-	2,510
Reclamation accretion		189	18	12	5	-	224
Sustaining capital		21,299	504	3,374	-	219	25,396
All-in sustaining cost, net of by-product credits	A	$31,427	$3,171	$3,948	$362	$6,999	$45,907
Investment capital		24,229	250	1,513	152	-	26,144
All-in cost, net of by-product credits	B	$55,656	$3,421	$5,461	$514	$6,999	$72,051
Ounces of silver sold[1]	C	3,798	136	402	-	-	4,336
All-in sustaining cost per ounce of silver, net of by- product credits	A/C	$8.27	$23.32	$9.82	$-	$-	$10.59
All-in cost per ounce of silver, net of by-product credits	B/C	$14.65	$25.15	$13.58	$-	$-	$16.63
1 BYP gold ounces converted to silver equivalent using a ratio of 50:1.

		Ying Mining		Developing
Nine months ended December 31, 2014		District	BYP	Projects	Corporate	Total
Total cash cost, net of by-product credits		$6,673	$2,615	$-	$-	$9,288
General & administrative		7,670	1,426	1,168	10,629	20,893
General exploration		2,407	46	13	-	2,466
Reclamation accretion		74	19	6	-	99
Sustaining capital		22,838	2,440	-	(312)	24,966
All-in sustaining cost, net of by-product credits	A	$39,662	$6,546	$1,187	$10,317	$57,712
Investment capital		11,298	495	18,181	-	29,974
All-in cost, net of by-product credits	B	$50,960	$7,041	$19,368	$10,317	$87,686
Ounces of silver sold[1]	C	3,269	275	12	-	3,556
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$12.13	$23.80	$98.92	$-	$16.23
All-in cost per ounce of silver, net of by-product credits	B/C	$15.59	$25.60	$1,614.00	$-	$24.66
1 BYP gold ounces converted to silver equivalent using a ratio of 50:1.

(d)	Average Production Cost

The Company assesses average production cost as the total production cost on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production cost for the three and nine months ended December 31, 2014 and 2013:

Average Production Cost	Three months ended December 31, 2014					(in 000's)
Direct mining and milling cost						18,700
Depreciation, amortization and depletion						6,144
Cost of sales						24,844
	Silver	Gold	Lead	Zinc	Sulphur	Total
Metals revenue	22,425	736	12,022	4,926	138	40,247
Ratio of metals sold	56%	2%	30%	12%	0%	100%
Cost of sales allocated to metals	13,843	454	7,453	3,041	85	24,844
Metals produced ('000s)	1,672	0.9	16,668	6,983	10,070
Average production cost ($/unit)	$8.28	$504	$0.44	$0.44	$0.01

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Average Production Cost	Three months ended December 31, 2013					(in 000's)
Direct mining and milling cost						10,919
Depreciation, amortization and depletion						2,582
Cost of sales						13,501
	Silver	Gold	Lead	Zinc	Sulphur	Total
Metals revenue	14,304	1,853	6,824	989	-	23,970
Ratio of metals sold	60%	8%	28%	4%	0%	100%
Cost of sales allocated to metals	8,057	1,043	3,844	557	-	13,501
Metals produced[1] ('000s)	883	2.0	8,814	1,572	-
Average production cost ($/unit)	$9.12	$532	$0.45	$0.35	$-
[1] Does not include metals produced from development tunnelling ore at the X mines.

Average Production Cost	Nine months ended December 31, 2014					(in 000's)
Direct mining and milling cost						44,798
Depreciation, amortization and depletion						13,903
Cost of sales						58,701
	Silver	Gold	Lead	Zinc	Sulphur	Total
Metals revenue	62,167	4,907	31,495	9,359	268	108,196
Ratio of metals sold	57%	5%	29%	9%	0%	100%
Cost of sales allocated to metals	33,728	2,662	17,087	5,078	145	58,701
Metals produced ('000s)	4,200	5.2	42,290	13,397	21,412
Average production cost ($/unit)	$8.03	$510	$0.40	$0.38	$0.01

Average Production Cost	Nine months ended December 31, 2013					(in 000's)
Direct mining and milling cost						40,498
Depreciation, amortization and depletion						10,308
Cost of sales						50,806
	Silver	Gold	Lead	Zinc	Sulphur	Total
Metals revenue	55,064	8,900	24,006	4,295	-	92,265
Ratio of metals sold	60%	10%	26%	5%	0%	100%
Cost of sales allocated to metals	30,321	4,901	13,219	2,365	-	50,806
Metals produced[1] ('000s)	3,269	8.6	31,397	6,979	-
Average production cost ($/unit)	$9.28	$570	$0.42	$0.34	$-
[1] Does not include metals produced from development tunnelling ore at the X mines.

(e)	Production Costs per Tonne

Three months ended December 31, 2014	Total costs	Tonnage of ore	Per tonne costs
	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$13,073	263,698	$49.57
Non-cash mining costs	4,663	263,698	17.68
Shipping costs	950	263,698	3.60
Cash milling costs	3,981	277,441	14.35
Non-cash milling costs	766	277,441	2.76
Total	$23,434		$87.97
Add: stockpile and concentrate inventory - Beginning	3,530
Less: stockpile and concentrate inventory - Ending	(2,596)
Adjustment for foreign exchange movement	476
Cost of sales	$24,844

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended December 31, 2013	Total costs	Tonnage of ore[1]	Per tonne costs
	('000US$)	(tonne)	(USD/tonne)
Cash mining costs	$8,002	169,540	$47.20
Non-cash mining costs	2,162	169,540	12.75
Shipping costs	605	169,540	3.57
Cash milling costs	2,665	169,329	15.74
Non-cash milling costs	420	169,329	2.48
Total	$13,854		$81.74
Add: stockpile and concentrate inventory - Beginning	1,148
Less: stockpile and concentrate inventory - Ending	(1,637)
Adjustment for foreign exchange movement	136
Cost of sales	$13,501
[1] Excluding development tunnelling ore at the X Mines.

Nine months ended December 31, 2014	Total costs	Tonnage of ore	Per tonne costs
	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$32,954	751,763	$43.84
Non-cash mining costs	10,910	751,763	14.51
Shipping costs	2,641	751,763	3.51
Cash milling costs	10,295	755,740	13.62
Non-cash milling costs	1,972	755,740	2.61
Total	$58,772		$78.09
Add: stockpile and concentrate inventory - Beginning	1,109
Less: stockpile and concentrate inventory - Ending	(2,596)
Adjustment for foreign exchange movement	1,416
Cost of sales	$58,701

Nine months ended December 31, 2013	Total costs	Tonnage of ore[1]	Per tonne costs
	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$28,888	602,628	$47.94
Non-cash mining costs	7,648	602,628	12.69
Shipping costs	2,320	602,628	3.85
Cash milling costs	8,571	612,843	13.99
Non-cash milling costs	1,228	612,843	2.00
Total	$48,655		$80.47
Add: stockpile and concentrate inventory - Beginning	3,416
Less: stockpile and concentrate inventory - Ending	(1,637)
Adjustment for foreign exchange movement	372
Cost of sales	$50,806
[1] Excluding development tunnelling ore at the X Mines.

10.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited condensed consolidated interim financial statements as of and ended December 31, 2014, as well as the audited consolidated financial statements as of and ended March 31, 2014.

(i)	Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

prices, future capital requirements, and production costs along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

-	Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;
-	Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and
-	Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

-	The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;
-	Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and
-	The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii)	Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

11.	Changes in Accounting Standards

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued on May 28, 2014 and is effective for annual reporting periods beginning after January 1, 2017 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing impact of this standard.

12.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;
(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	may be found in the Company’s Annual Information Form; and,
(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2014.

13.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 170,883,808 common shares with a recorded value of $233.5 million

Shares subject to escrow or pooling agreements - $nil

(b) Options

As at the date of this report, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
141,000	7.40	April 20, 2015
269,125	8.23	October 3, 2015
189,781	12.16	January 4, 2016
165,500	14.96	April 7, 2016
218,500	9.20	June 4, 2016
250,500	7.27	November 24, 2016
407,000	6.69	March 5, 2017
252,000	6.53	June 17, 2017
322,500	5.35	August 8, 2017
321,000	5.40	December 3, 2017
317,000	3.91	March 7, 2018
326,000	3.25	June 2, 2018
411,000	3.41	September 12, 2018
333,000	2.98	January 21, 2019
807,000	1.75	May 29, 2019
488,450	1.76	October 14, 2019
5,219,356

(c) Warrants

As at the date of this report, the outstanding warrants comprise the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$6.76	July 30, 2015

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2014. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Due to the recent decline in metal prices, readers are especially encouraged to understand the significant impact of metal prices on the Company’s operations.

  Metal Price Risk

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange, while gold ounces are fixed against the Shanghai Gold Exchange and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places. The Company’s revenues are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions, expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

15.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at December 31, 2014, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

16.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Rui Feng, Director and Chairman	Rui Feng, CEO
Myles J. Gao, Director	Myles J. Gao, President, Corporate Development
Yikang Liu, Director	Derek Liu, Interim Chief Financial Officer
Earl Drake, Director	Lorne Waldman, Senior Vice President
Paul Simpson, Director	Peter Torn, Corporate Secretary & General Counsel
David Kong, Director
Malcolm Swallow, Director

Ruijing Jiang, P.Geo., Vice President, Exploration, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour costs;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2014
(Expressed in thousands of U.S. dollars, unless otherwise stated)

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 28